The Prudential Investment Portfolios, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

November 25, 2014

VIA EDGAR SUBMISSION

Mr. Asen Parachkevov

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: The Prudential Investment Portfolios, Inc.: Form N-1A

Post-Effective Amendment No. 43 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 44 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 033-61997

Investment Company Act No. 811-07343

Dear Mr. Parachkevov:

We filed through EDGAR on September 15, 2014 on behalf of The Prudential Investment Portfolios, Inc. (the “Registrant”) Post-Effective Amendment No. 43 to its Registration Statement under the Securities Act of 1933 Act (the “1933 Act”) and Amendment No. 44 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new class of shares to the Prudential Jennison Equity Opportunity Fund, a series of the Registrant. The new class of shares is known as Class Q.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on October 31, 2014, with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

General Comments

1.	Comment:

Please respond to these comments in a writing filed on EDGAR and include the appropriate Tandy responses in such writing.

Response:
The Registrant will respond to the comments in a writing that is filed on EDGAR, and will include the appropriate Tandy responses in such writing.

2.	Comment:

Please confirm that all information has been completed and/or updated in the Prospectus, Statement of Additional Information, and Part C.

Response:

The Registrant confirms that all information in the Prospectus, Statement of Additional Information and Part C is current and complete.

3.	Comment:

Please update the Edgar series and class identifiers to reflect the addition of Class Q.

Response:

The Registrant confirms that all series and class identifiers have been updated to reflect the addition of Class Q.

Prospectus

4.	Comment:

On page 3, the footnote to the bar chart indicates that the distribution and service (12b-1) fee rate waiver for Class R shares is set to terminate in January 2015. Please update the footnote to the table.

Response:

The Registrant confirms that it has reviewed the disclosure and has updated the footnote to the table.

5.	Comment:

Under the Investment Objective and Policies section on page 8, please explain what is meant by the first sentence which states that “invest at least 80% of our investable assets in equity and equity-related securities of established companies whose growth prospects we believe are under-appreciated by the market.”

Response:

The Registrant has considered the Staff’s comments to the disclosure noted above. The Registrant respectfully submits that no additional revisions are necessary or required. The Registrant respectfully submits that the additional information included in this section provides further information to a shareholder on how the Fund invests.

6.	Comment:

On page 4, if the Fund’s portfolio turnover rate is expected to exceed 100%, please include a brief discussion of active and frequent trading in the summary section Also, please also include the disclosure with respect to active and frequent trading required by Instruction 6 to Item 9(b)(1) of Form N-1A.

Response:

The Fund’s portfolio turnover rate is not expected to exceed 100%. As a result, the Registrant does not believe that additional revisions are necessary.

7.	Comment:

The Prospectus states that the Fund may invest in securities of non-US issuers, which we refer to as foreign securities. Please consider if the disclosure should be part of the Principal Investment Strategies section of the Prospectus.

Response:

The Registrant confirms that while the Fund may invest in foreign securities, the investment in foreign securities is a non-principal investment strategy. As a result, the Registrant does not believe that additional revisions are necessary.

8.	Comment:

Under the Principal Investment Strategies section on page 8, please consider including some of the information listed in the second and third paragraphs to the disclosure required under Item 4 of Form N-1A.

Response:

The Registrant has considered the Staff’s comments to the disclosure noted above. The Registrant respectfully submits that no additional revisions are necessary or required.

9.	Comment:

Please confirm that the Fund will not be investing more than 5% in derivatives. Please note that if the Fund invests in derivatives up to 25% of its net assets, this is a principal investment strategy and it must be disclosed.

Response:

The Registrant confirms that the Fund will not be investing in more than 5% in derivatives. The Registrant respectfully submits that no additional revisions are necessary or required.

10.	Comment:

In the Annual Fund Operating Expenses Table under the Fund Summary, if the amount expected for Acquired Fund Fees and Expenses (“AFFE”) is less than 0.01%, please confirm that the AFFE amount is factored into the “Other expenses” line item in the table.

Response:

The amount expected for AFFE is less than 0.01%. The AFFE amount has been factored into the “Other expenses” line item.

Statement of Additional Information (SAI)

11.	Comment:

Please confirm that the information about Board Members and Officers on pages 29 through 32 covers the past 5 years for each Board Member and Officer.

Response:

The Registrant confirms that the information about Board Members and Officers contained in the SAI is up to date and covers the past 5 years for each Board Member and Officer.

12.	Comment:

The disclosure indicates that the Portfolio Managers of the Prudential Fixed Income Unit of PIM may receive annual performance based compensation. Please identify any benchmark to which such performance based compensation is linked and the length of the period over which such measure of performance is measured.

Response:

The Registrant is working with PIM on changes to this disclosure in response to this comment and any changes will be reflected in a future filing.

13.	Comment:

Please confirm that the information pertaining to the “Description of Shares and Organization” on pages 60 and 61 of the SAI have been updated to reflect the addition of Class Q to the Prudential Jennison Equity Opportunity Fund.

Response:

The Registrant confirms that the information is up to date and reflects the addition of Class Q to the Prudential Jennison Equity Opportunity Fund.

14.	Comment:

Please confirm that all of the financial figures are up to date.

Response:

The Registrant confirms that all of the financial figures in the SAI are now up to date.

Tandy Representations

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
(c)	the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at (973) 367-7659. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Director and Corporate Counsel